Christopher M. Grinnell Talcott Resolution Life Insurance Company 1 Griffin Road North Windsor, CT 06095 1-860-791-0750 christopher.grinnell@talcottresolution.com

April 24, 2020
VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
Re:    Talcott Resolution Life Insurance Company ("Registrant")
File No. 333-227375    CRC® Compound Rate Contract     Accession No. 0001628280-20-005052
File No. 333-227926    CRC Generations         Accession No. 0001628280-20-005059
File No. 333-227927    CRC Harvestor            Accession No. 0001628280-20-005058
File No. 333-227928    CRC Select 1            Accession No. 0001628280-20-005054
File No. 333-227929    CRC Select 2            Accession No. 0001628280-20-005056
File No. 333-227930    CRC Select 3            Accession No. 0001628280-20-005057

Dear Mr. Oh:

Thank you for the staff comments that you provided with respect to the above-referenced registration statements. Registrant's responses are provided below.

1.	COMMENT: Please confirm that Registrant will include risk factor disclosure to the "Summary and Risk Factors" section of the prospectus.
RESPONSE: Confirmed.

2.	COMMENT: Please confirm that Registrant will bold the reference to "Summary and Risk Factors" on the cover page of the prospectus.
RESPONSE: Confirmed.

3.	COMMENT: Please confirm that Registrant has updated the prospectus, where applicable, with changes associated with the SECURE Act.
RESPONSE: Confirmed.
Sincerely,
/s/ Christopher M. Grinnell
Christopher M. Grinnell
Associate General Counsel